FELTL AND COMPANY

2100 LaSalle Plaza

800 LaSalle Ave

Minneapolis, MN 55402

July 16, 2013

VIA EDGAR AND TELECOPY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	xG Technology, Inc. (the “Company”)

File No. 333-187094

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Feltl and Company, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it will become effective at 5:15 p.m., Eastern Time, on Thursday, July 18, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that the approximate number of preliminary prospectuses, dated July 12, 2013, were distributed:

To Whom Distributed	Number of Copies
Institutions	700 Copies
Individuals	500 Copies
Total	1,200 Copies

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

FELTL AND COMPANY

By:	/s/ Mitch Edwards
Name:	Mitch Edwards
Title:	Chief Operating Officer

xG Technology, Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

July 16, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	xG Technology, Inc.
Registration Statement on Form S-1

File No. 333-187094

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, xG Technology, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:15 p.m. Eastern Time on Thursday, July 18, 2013, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

xG Technology, Inc.

By:	/s/ John C. Coleman
John C. Coleman
Chief Executive Officer